FIAT

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK :BÜYÜKDERE CADDDESİ NO. 145
:34394 ZİNCİRLİKUYU / İSTANBUL
:P.K. 115 34330 LEVENT / İSTANBUL
TELEFON :(212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX :(212) 275 39 88 - 275 03 57
[redacted]**ERNET** :http//www.tofas.com.tr/
[redacted]**İ DAİRESİ** :ERTUĞRULGAZİ 846 000 0422

FABRİKA : YALOVA YOLU 10. Km
:(16369) BURSA
:P.K. 60 16369 BURSA
TELEFON :(224) 261 03 50 (PBX)
FAX :(224) 255 09 47
(224) 261 13 50
Tic.Sic.No.: 100324 / 46239

Securities and Exchange Commission
Office of International Corpor[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

05011136

File No. 82-3699

06.09.2005

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

SUPPL

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

Enclosure:
1-- Board decisions 2005/19,21,22
2- Consolidated Financial Statements Together With Report of Independent Auditors as of June 30, 2005

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 14.07.2005
Number of the Decision	: 2005/19
Participants	:

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT :

About the assignment to the CEO (Chief Executive Officer) of our Company.

The Board of Directors of our Company has conducted a meeting to discuss the proposal of FIAT Auto S.p.A. for appointment in place of Mr. Diego AVESANI, the former Company CEO, who has been appointed for another position.

The proposal has been approved and it has been decided that Mr. Alfredo ALTAVILLA be appointed as the CEO in place of Mr. Diego AVESANI, who has had the post of the CEO since 01.02.2004. The Board of Directors has offered its gratitude to Mr. Diego AVESANI for all his successful performance throughout his term of office.

It is also resolved that Mr. Alfredo ALTAVILLA, appointed as the Company CEO, is authorized to represent and bind the Company as a First Degree Signatory pursuant to relevant regulations and in accordance with the Circular of Signatures Number 20 of our Company.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
M.SELÇUK GEZDUR **Member**	**ALFREDO ALTAVILLA** **Member**
PAOLO MONFERINO **Member**	**DIEGO PISTONE** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 24.08.2005

Number of the Decision : 2005/22

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT: Discussion of Company Financial Statements as of June 30, 2005.

The Members of Auditing Committee of our Board of Directors, have proposed to adopt the following resolution on the financial statements and footnotes of the Company.

With regards to the financial statements of our Company as of 30.06.2005, it is hereby resolved to submit the independent auditing limited review report issued by Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, an Affiliated Firm of Ernst & Young International to Capital Market Board and Istanbul Stock Exchange for promulgation purposes in order to determine that financial statements and reports are prepared in line with the information retained by the partnership and reviewed in accordance with the regulations, and correctly reflect the financial status of our Company as of the mentioned period pursuant to resolution 29/692 of Capital Market Board on 5.6.2003.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member

TOFAŞ
TÜRK OTOMOBİL FABRİKASI
ANONİM ŞİRKETİ
THE DECISION OF THE
BOARD OF DIRECTORS

Decision Date	: 24.08.2005
Decision No.	: 2005/21
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT :

Resignation from our Auditing Commission, and assignment for the vacant Auditor position.

Mr. Sergio MARCHIONNE, Vice Chairman of the Board of Directors of our Company, has proposed that the resignation from the Auditing Commission and new Auditor proposal shall be resolved as follows.

Resignation of Mr. Luca MORONI, who was nominated as the Auditor in the last meeting of the Board of Directors on 15.04.2005, has been approved. Our Board of Directors thanked Mr. Luca MORONI for his successful efforts and contributions.

Upon proposal of FIAT Auto S.p.A., it was decided that Mr. Raul POZZI shall be assigned to the vacant Auditor position for the remaining period of office, and that this assignment shall be presented approval of the next Board of Shareholders.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements Together With Report of Independent Auditors June 30, 2005

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS ORIGINALLY ISSUED IN TURKISH - SEE NOTE 45 TO THE FINANCIAL STATEMENTS

(Convenience Translation of Financial Statements and Report of Independent Auditors Originally Issued in Turkish – See Note 45 to the Financial Statements)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of Report Originally Issued in Turkish - See Note 45)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have reviewed the accompanying consolidated balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company - a Turkish corporation) as of June 30, 2005 and the related income statement for the interim period from January 1, 2005 to June 30, 2005 in accordance with the rules and principles issued by Capital Market Board (CMB) applicable for review engagements. The scope of our review on interim financial statements is limited as compared to the examinations of annual financial statements that are performed in accordance with the generally accepted auditing principles and standards. Our review principally consisted of applying analytical procedures, data gathering and various auditing techniques required by the principles and rules for review, which aim to provide an understanding of the system of preparation of interim financial statements. Therefore, our review report should be considered on different grounds than the annual independent auditors' report.

Based on our review, nothing came to our attention that causes us to believe that the interim financial statements referred to above are not presented fairly, in accordance with the accounting standards issued by CMB (Note 2).

As disclosed in Notes 9 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties.

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 to the accompanying financial statements and the accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the accompanying financial statements. The accounting principles used in the preparation of the accompanying financial statements differ materially from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the accompanying financial statements are not intended to present the Company's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular
Engagement Partner

August 24, 2005
İstanbul,Turkey

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of June 30, 2005
(Currency – Thousands of New Turkish Liras (YTL))

ASSETS

	Notes	June 30, 2005	December 31, 2004
Current Assets		**1,130,859**	894,907
Cash and cash equivalents	4	**447,484**	279,409
Investment securities	5	**21,712**	-
Trade receivables from third parties (net)	7	**195,044**	127,628
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**272,536**	294,121
Other receivables (net)	10	**996**	547
Biological assets (net)	11	-	-
Inventories (net)	12	**180,971**	177,399
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**12,116**	15,803
Non-current Assets		**746,802**	769,840
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**845**	41
Available for sale financial assets (net)	16	**35,504**	11,735
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**516,839**	562,173
Intangibles (net)	20	**28,029**	35,924
Deferred tax asset	14	**165,534**	159,910
Other non-current assets	15	**51**	57
Total Assets		**1,877,661**	1,664,747

(Convenience Translation of Financial Statements Originally Issued in Turkish – See Note 45)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of June 30, 2005
(Currency – Thousands of New Turkish Liras (YTL))

LIABILITIES

	Notes	June 30, 2005	December 31, 2004
Current Liabilities		**704,214**	551,945
Short-term bank borrowings (net)	6	**34,484**	16,195
Current portion of long-term bank borrowings (net)	6	**49,465**	56,323
Short-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	**23**	23
Trade payables to third parties (net)	7	**152,588**	109,657
Trade payables to related parties (net)	9	**327,091**	274,672
Advances taken	21	**2,128**	6,148
Progress billings amounts of construction in progress (net)	13	-	-
Provisions	23	**106,829**	55,779
Deferred tax liability	14	-	-
Other current liabilities (net)	10	**31,606**	33,148
Non-current Liabilities		**186,931**	224,947
Long-term bank borrowings (net)	6	**141,447**	186,467
Long-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	23
Trade payables to third parties (net)	7	-	-
Trade payables to related parties (net)	9	-	-
Advances taken	21	-	-
Provisions	23	**45,484**	38,457
Deferred tax liability	14	-	-
Other current liabilities (net)	10	-	-
Minority interest	24	-	-
Shareholders' Equity		**986,516**	887,855
Paid-in share capital	25	**500,000**	450,000
Adjustments to share capital and equity instruments	25	-	-
Capital reserves		**373,304**	365,063
Share premium		-	-
Gain on cancellation of shares		-	-
Revaluation fund		-	-
Revaluation surplus of financial assets	16	**23,769**	-
Inflation adjustment on equity items	26	**349,535**	365,063
Profit reserves	27-28	-	-
Legal reserves		-	-
Statutory reserves		-	-
Extraordinary reserves		-	-
Special funds		-	-
Gain on sale of fixed assets and financial assets subject to share capital increase		-	-
Foreign currency translation adjustment		-	-
Cumulative gain on the hedging		**63,567**	39,095
Net income for the period		**80,420**	33,697
Transfer from net income for the period of gain on sale of fixed asset to share capital	38	**(31,632)**	
Retained earnings	27-28	**857**	-
Total Liabilities and Shareholders' Equity		**1,877,661**	1,664,747

The accompanying policies and explanatory notes on pages 5 through 36 form and integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED INCOME STATEMENT
For six months period ended June 30, 2005
(Currency – Thousands of New Turkish Liras (YTL))

	Notes	Six months period ended June 30, 2005	Three months period ended June 30, 2005(*)	Six months period ended June 30, 2004	Three months period ended June 30, 2004
Operational Income					
Net sales	36	**1,264,398**	**726,052**	1,425,128	839,815
Cost of sales (-)	36	**(1,145,940)**	**(644,316)**	(1,263,941)	(737,562)
Service income (net)		**-**	**-**	3,570	(86)
Other income from operational activities (net)	36	**31,467**	**13,519**	35,583	16,633
Gross Operational Profit		**149,925**	**95,255**	200,340	118,800
Operating expenses (-)	37	**(127,089)**	**(70,077)**	(131,250)	(77,109)
Net Operational Profit / (Loss)		**22,836**	**25,178**	69,090	41,691
Other operating income	38	**45,450**	**40,164**	6,940	3,478
Other operating expense (-)	38	**(30)**	**(30)**	(65)	(48)
Financial income / (expense)	39	**29,495**	**21,911**	(2,680)	(3,583)
Operating Profit		**97,751**	**87,223**	73,285	41,538
Net monetary loss	40	**-**	**-**	6,925	13,221
Minority interest	24	**-**	**-**	-	-
Net Income Before Provision for Taxes		**97,751**	**87,223**	80,210	54,759
Taxation	41	**(17,331)**	**(18,822)**	(12,828)	3,647
Net Income		**80,420**	**68,401**	67,382	58,406
Earnings per share (New Turkish Kuruş)	42	**0.16**	**0.14**	0.13	0.12

(*) Unaudited.

(Currency – Thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company – Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4-5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa. The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars.

The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat (see Note 9).

As of June 30, 2005, consolidated subsidiaries of the Company are as follows:

Name of the Company	Operating Area	Percentage of Ownership
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	Consumer financing	%99.9
Mekatro Araştırma Geliştirme A.Ş.	Research and development	%97.0
Platform Araştırma Geliştirme Tasarım ve Ticaret A.Ş.	Research and development	%99.0
Fer Mas Oto Ticaret A.Ş	Trading of automobile and spare parts	%99.4

For the purpose of the consolidated financial statements, the Company and its consolidated subsidiaries are referred to as "the Group".

The average number of personnel in accordance with their categories is as follows;

	June 30, 2005	June 30, 2004
Blue-collar	3,559	3,540
White-collar	855	859
Total number of personnel	4,414	4,399

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued communiqué no. XI-25 "Communique on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communique CMB stated that alternatively application of accounting standards prescribed by the IASB and IASC will also be considered to be compliant with CMB

(Currency – Thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards. On March 17, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards, with effect from January 1, 2005. Financial statements have been prepared under the alternative application defined by CMB as explained above. The financial statements as of December 31, 2004 and June 30, 2004, which are presented for comparison purposes, are presented in the equivalent purchasing power of New Turkish Lira as of December 31, 2004. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB.

The consolidated financial statements were authorized for issue on August 24, 2005 by the Board of Directors of the Company.

Measurement Currency and Reporting Currency

As a result of a long period of high inflation, the Turkish Lira (TL) has ended up in large denominations, creating difficulty in expressing and recording transactions. A new law was enacted in January 31, 2004 to introduce Yeni Türk Lirası (New Turkish Lira, YTL), the new currency unit for the Republic of Turkey. Conversion rate for TL against YTL is fixed at YTL 1 to TL 1,000,000 through out the period until complete phase-out of TL. Accordingly, the Company's presentation currency as of December 31, 2004 is YTL and comparative figures have also been presented in YTL, using the conversion rate of TL 1,000,000 = YTL 1,00.

Per State Instute of Statistics announcement for wholesale price index; as of December 31, 2004 and June 30, 2005, the cumulative three year inflation rates were 69.7% and 55.7% while for the twelve months periods ending of the same dates, the annual inflation rates are 13.8% and 8.7%, respectively. Therefore, in accordance with CMB announcement No. 7642 dated March 17, 2005; since the objective conditions for the application of restatement is no longer available the financial statements after December 31, 2004 are not restated for the effects of inflation.

The restatement for the changes in the general purchasing power of TL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms Such index and conversion factors as of the end of the three year period ended December 31, 2004 are given below:

Dates	Index	Conversion Factors
December 31, 2002	6,478.8	1.297
December 31, 2003	7,382.1	1.138
December 31, 2004	8,403.8	1.000

The main guidelines for the above mentioned restatement are as follows:

- Non-monetary assets, liabilities and shareholders' equity including share capital reported in the consolidated balance sheet as of June 30, 2005 are derived by indexing the additions occurred until December 31, 2004. The additions after this date are carryied with their nominal amounts.

- All the items in the interim income statement for the period ended June 30, 2005 are stated with their historical values except for (i) the depreciation and amortization expenses that are calculated based on gross book values of tangible and intangible assets that are restated until December 31, 2004 and nominal values of additions after January 1, 2005; and (ii) the gain /loss on sales of those assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation Inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Investment Securities

Investment securities are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. Such investments which are intended to be held-to-maturity, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. Gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; Finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

Trade Receivables

Trade receivables are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

Depreciation is computed on a straight-line basis over the estimated useful lives. The depreciation terms are as follows;

Land improvements	33 years
Buildings	25 years
Leasehold improvements	30 years
Machinery and equipment	10 – 12 years
Motor vehicles	4 – 5 years
Furnitures and fixtures	6 – 8 years
Moulds and models	6 – 8 years

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met.

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Available For Sale Financial Assets

The financial assets (share certificates) which are held available for sale without considering a term, to meet the liquidity needs and to respond to interest rate fluctuations are classified as available for sale.

The available for sale financial assets, fair values which can reliably be estimated are reflected at their fair values. If the fair values can not be estimated reliably, such assets are measured at cost, after deduction for impairment.

As of June 30, 2005, the participation has been reflected at its assessed fair value which is derived from the appraisal study. The increase that has stemmed from fair value measurement of the participation is presented in the "revaluation surplus of financial assets" account under shareholders equity.

Consumer Financing Loans and Provision for Loan Impairment

Consumer financing loans originated by KFK are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement if previously written off.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method. Interest income is suspended when loans become doubtful or when the borrower defaults.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

All the normal sales or purchase transactions of financial assets are recorded at the transaction date, that the Group guarranteed to purchase or sell the financial asset. These transactions generally require the transfer of financial asset in the period specified by the general conditions and the procedures in the market.

Borrowing Costs

Borrowing costs are expensed as incurred.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Financial Instruments

Financial instruments are instruments that increase or decrease a company's financial assets and another company's financial liabilities or increase the capital instruments.

Financial assets are:

- cash,
- rights to receive cash or other financial assets from other companies based on an agreement,
- rights to exchange financial instruments with another company in favor of the company
- another company's capital instruments.

Financial liabilities include:

- instruments that require transfer of cash or other financial asset to another company, or
- instruments that require exchange of its financial instruments in favor another company.

Fair Value of Financial Instruments

Following methods and assumptions were used for the estimation of the fair value of financial instruments.

FinancialAssets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

Related Parties

Related parties are considered related with one party either through ownership, contractual rights, family relationship or otherwise, has the ability to directly or indirectly control or significantly influence the other party. Related parties also include individuals that are principal owners, management and members of the Group's Board of Directors and members of their families. Related party transactions are transfer of resources and obligations between related parties, regardless of whether a price is charged.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against the deductible temporary differences. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Reserve for Employee Termination Benefits

a) Defined Contribution Plans

In accordance with existing social legislation, the Group is required to make lump sum termination indemnities to each employee who has completed one year of service with the company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statement, the Group has reflected a liability calculated using "Projected Unit Credit Method" and based upon factors derived using the Group's experience of personnel terminating their services and being eligible to receive benefits, discounted by using the current market yield at the balance sheet date on government bonds. All gains and losses calculated are reflected in the income statement.

b) Defined Benefit Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realises the payment of such premiums. Social security premiums are reflected in the personnel expenses as they accrue.

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Provisions, Contingent Assets and Liabilities

i) Provisions

A provision is recognised when, and only when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

ii) Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment.

iii) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Foreign Curreny Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

4. CASH AND CASH EQUIVALENTS

	June 30, 2005	December 31, 2004
Cash on hand	**40**	14
Cash at banks		
-demand deposits	**22,074**	27,281
-time deposits	**425,418**	252,160
Payment orders	**(50)**	(48)
Other cash equivalents	**2**	2
Total	**447,484**	279,409

The breakdown of time deposits are as follows;

	June 30, 2005		December 31, 2004	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**375,791**	**7% - 19%**	151,532	15% - 24.15%
Denominated in USD	**1,728**	**2.17%**	14,976	2.25% - 2.85%
Denominated in EUR	**47,899**	**0.76% - 2.17%**	85,652	2.50%- 3.60%
Total	**425,418**		252,160	

5. INVESTMENT SECURITIES

As of June 30, 2005 investment securities amounting to YTL 21,712 comprised of Turkish Government Bonds which will be held to maturity which is February 8, 2006. The interest rates of such securities are 16.7% per annum (December 31, 2004 – None.)

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	June 30, 2005			December 31, 2004		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
YTL denominated	-	**33,767**	**12%-16%**	-	15,523	15%-18%
Accrued interest	-	**717**		-	672	
Total		**34,484**			16,195	

b) Long-term Bank Borrowings

	June 30, 2005			December 31, 2004		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Euro denominated	**116,655**	**188,596**	**3.09%**	131,236	239,743	3.09%
Accrued interest	**1,433**	**2,316**		1,667	3,047	
Less: Current portion of long-term bank borrowings	**(30,596)**	**(49,465)**		(30,832)	(56,323)	
Total	**87,492**	**141,447**		102,071	186,467	

The repayment schedule, as translated with the Exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows:

	June 30, 2005	December 31, 2004
2006	**23,574**	53,282
2007	**47,149**	53,282
2008	**47,149**	53,282
2009	**23,575**	26,621
Total	**141,447**	186,467

The Euro denominated long-term loan was obtained to finance the investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

(Currency – Thousands of New Turkish Liras (YTL))

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	June 30, 2005	December 31, 2004
Accounts receivables	**195,708**	127,928
Notes receivable and due dated checks	**129**	257
Doubtful trade receivables	**450**	450
	196,287	128,635
Less: provision for doubtful receivables	**(447)**	(447)
Less: discount on trade receivables	**(796)**	(560)
Total	**195,044**	127,628

As of June 30, 2005, the colleteral amount against trade receivables is YTL 153,141 (December 31, 2004 – YTL 133,396).

b) Trade Payables

	June 30, 2005	December 31, 2004
Trade payables	**153,532**	110,378
Less: Discount on trade receivables	**(944)**	(721)
Total	**152,588**	109,657

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLE

As of June 30, 2005 and December 31, 2004, the Group does not have any leasing obligations or receivables.

9. RELATED PARTY BALANCES

Related party balances

Due from related parties	June 30, 2005	December 31, 2004
Fiat	**200,914**	244,319
Birmot A.Ş. (Birmot)	**71,494**	50,366
Other	**1,241**	712
	273,649	295,397
Less: Unearned interest	**(1,113)**	(1,276)
Total	**272,536**	294,121

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

Due to related parties	June 30, 2005	December 31, 2004
Fiat	**306,650**	260,472
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako)	**10,582**	5,829
Comau S.p.A. (Comau)	**1,259**	113
Birmot	**863**	1,069
Others	**9,760**	9,161
	329,114	276,644
Less: Unearned interest	**(2,023)**	(1,972)
Total	**327,091**	274,672

Other current liabilities	June 30, 2005	December 31, 2004
Fiat	**14,101**	16,430
Other	**2,067**	999
Total	**16,168**	17,429

Related party transactions

Sales	June 30, 2005	June 30, 2004
Fiat	**515,102**	609,660
Birmot	**214,421**	251,755
Other	**4,464**	5,825
Total	**733,987**	867,240

Domestic purchases	June 30, 2005	June 30, 2004
Mako	**30,404**	29,855
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi	**27,561**	32,047
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	**7,913**	6,358
Döktaş Ticaret Sanayi ve Anonim Şirketi	**2,224**	2,453
Ram Sigorta Aracılık A.Ş.	**4,515**	2,915
Others	**14,169**	14,716
Total	**86,786**	88,344

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

	June 30, 2005		June 30, 2004	
Foreign Purchases	**Materials and Services**	**Fixed Assets**	Materials and Services	Fixed Assets
Fiat	**471,110**	**63**	701,989	-
Kofisa	**996**	-	1,710	-
Other	**1,544**	-	3,676	-
Total	**473,650**	**63**	707,375	-

Interest and other income from related parties, during the three months period ended June 30, 2005 amounts to YTL 13,429 (June 30, 2004 – YTL 24,510).

Salaries and similar benefits paid to the top management (22 people) (June 30, 2004 – 21 people) amounted to YTL 1,916 (June 30, 2004 – YTL 1,925).

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	June 30, 2005	December 31, 2004
Short-term consumer financing loans	**525**	53
Non-performing loans	**2,748**	2,875
	3,273	2,928
Provision for loan impairment	**(2,277)**	(2,381)
Total	**996**	547
Long-term consumer financing loans	**845**	41
Total	**845**	41

As of June 30, 2005, YTL loans originated by the Company bear monthly interest rates ranging between 1.36% - 2.5% per month (December 31, 2004 – 1.95% - 3.31%).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

b) Other Payables

	June 30, 2005	December 31, 2004
Social securities payable	**23,399**	24,096
Payable to personnel	**5,241**	3,593
Taxes and funds payable	**2,557**	3,457
Other	**409**	2,002
	31,606	33,148

11. BIOLOGICAL ASSETS

None.

12. INVENTORIES

	June 30, 2005	December 31, 2004
Raw materials, net of reserve for obsolescence of YTL 2,465 (December 31, 2004 – YTL 1,027)	**56,899**	62,135
Work-in-process	**15,928**	20,228
Finished goods, net of reserve for obsolescence of YTL 838 (December 31, 2004 – YTL 935)	**30,949**	12,373
Spare parts	**18,536**	20,227
Imported vehicles	**13,597**	33,737
Goods-in transit and advances given	**45,062**	28,699
Total	**180,971**	177,399

13. RECEIVEBLES FROM CONSTRUCTION IN PROGRESS, net

None.

(Currency – Thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABLITIES

The breakdown of temporary differences and the resulting deferred tax assets as of June 30, 2005 and December 31, 2004, using the effective tax rates were as follows :

	Cumulative temporary differences (historical)		**Deferred tax assets / (liabilities) (historical)**	
	June 30, 2005	December 31, 2004	**June 30, 2005**	December 31, 2004
Employee termination benefits reserve	**(45,484)**	(38,950)	**13,646**	11,685
Warranty provision	**(53,614)**	(44,613)	**16,084**	13,384
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**23,874**	12,386	**(7,162)**	(3,715)
Cumulative gain on the hedging	**(48,898)**	(30,104)	**14,669**	9,031
Investment allowences carried forward	**(1,263,396)**	(1,271,823)	**128,866**	129,726
Unused tax loss carryforwards of KFK	**(26,148)**	(28,317)	**7,844**	8,495
Other temporary differences	**1,903**	855	**(571)**	(257)
Deferred tax asset, net			**173,376**	168,349
Impairment for deferred tax asset (KFK's deferred tax asset)			(7,842)	(8,439)
Deferred tax asset, net			**165,534**	**159,910**

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	June 30, 2005	December 31, 2004
Prepaid expesenses	**1,504**	282
VAT deductible	**55**	13,246
Accrued income	**9,049**	361
Other	**1,508**	1,914
	12,116	15,803

b) As of June 30, 2005 and December 31, 2004, the Group has other non-current assets amounting to YTL 51 and YTL 57.

(Currency – Thousands of New Turkish Liras (YTL))

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of June 30, 2005 and December 31, 2004, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest	June 30, 2005	December 31, 2004
Entek Elektrik Üretimi A.Ş.	13.33 %	**35,504**	11,735
		35,504	11,735

As of June 30, 2005, the participation has been reflected at its assessed fair value which is derived from the appraisal study. The increase that has stemmed from fair value measurement of the participation is presented in the "revaluation surplus of financial assets" account under shareholders equity.

17. POSITIVE/(NEGATIVE) GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the six months period ended June 30, 2005, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2004, net of accumulated depreciation	99,479	187,260	215,005	28,741	6,413	3,811	21,464	562,173
Additions	60	-	-	977	1,038	-	21,425	23,500
Disposals	(13,766)	(1,861)	-	(260)	(2,127)	-	-	(18,014)
Transfers	-	866	6,688	10	-	-	(7,564)	-
Accumulated depreciation of disposals	13,751	1,861	-	260	1,421	-	-	17,293
Depreciation charge for the period	(3,110)	(24,163)	(34,759)	(4,676)	(1,326)	(79)	-	(68,113)
At June 30, 2005, net of accumulated depreciation	**96,414**	**163,963**	**186,934**	**25,052**	**5,419**	**3,732**	**35,325**	**516,839**
At June 30, 2005								
Cost	249,689	927,446	988,323	189,982	25,474	4,104	35,325	2,420,343
Accumulated depreciation	(153,275)	(763,483)	(801,389)	(164,930)	(20,055)	(372)	-	(1,903,504)
Net carrying amount	**96,414**	**163,963**	**186,934**	**25,052**	**5,419**	**3,732**	**35,325**	**516,839**

Restrictions on Assets

As of June 30, 2005 and December 31, 2004, there are no restrictions on assets.

(Currency – Thousands of New Turkish Liras (YTL))

20. INTANGIBLES, net

During the three months period ended June 30, 2005, the movement of intangibles is as follows:

	License Fee and R&D	Others	**Total**
At December 31, 2004, net of accumulated depreciation	34,932	992	**35,924**
Additions	-	155	**155**
Depreciation charge for the year	(7,630)	(420)	**(8,050)**
At March 31, 2005, net of accumulated depreciation	27,302	727	**28,029**
At June 30, 2005			
Cost	141,997	15,013	**157,010**
Accumulated depreciation	(114,695)	(14,286)	**(128,981)**
Net carrying amount	27,302	727	**28,029**

21. ADVANCES TAKEN

As of June 30, 2005, the advances taken from customers is amounting to YTL 2,128 (31 Aralık 2004 – YTL 6,148).

22. EMPLOYEE PENSION PLANS

None.

23. PROVISIONS

a) Short term provisions

	June 30, 2005	December 31, 2004
Warranty provision	**53,614**	44,247
Provision for sales discount	**29,209**	221
Royalty expense provision	**10,379**	7,042
Salaries and wages payable	**4,012**	-
Services from third parties	**5,304**	620
Other	**4,311**	3,649
Total	**106,829**	55,779

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS (continued)

The warranty provision movement for the six months period ended June 30, 2005 is as follows:

January 1, 2005 Balance	Used in 2005	Provision for 2005	**June 30, 2005 Balance**
44,247	(9,506)	18,873	**53,614**

b) Long term provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1,649 (in full YTL)) (December 31, 2004 – YTL 1,575 (full-historic YTL) per year of employment at the rate of pay applicable at the date of retirement or termination. As of August 1, 2005, the ceiling for retirement pay liability has been increased to YTL 1,727 (full YTL).

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

	June 30, 2005	December 31, 2004
Discount rate (per annum)	**5.45%**	5.45%

Movements in reserve for employee termination benefits during the period ended with June 30, 2005 is as follows:

Balance as of January 1, 2005	38,457
Payments	(635)
Charge for the period	7,662
Balance as of June 30, 2005	**45,484**

24. MINORITY INTEREST

None.

(Currency – Thousands of New Turkish Liras (YTL))

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1,000,000. The Company's historical authorized and issued share capital as of June 30, 2005 and December 31, 2004 is YTL 500,000. As of June 30, 2005 it is consisted of 50,000,000,000 shares with YTL 0.01 (full YTL) par value each. As of June 30, 2005 and December 31, 2004, the breakdown of issued share capital of the Company is as follows:

	Share Group	Amount (Historical YTL)	%	Amount (Historical YTL)	%
Fiat Auto S.p.A.	D	**189,280**	**37.86**	**170,352**	**37.86**
Koç Holding A.Ş.	A	**187,938**	**37.59**	**169,144**	**37.59**
Koç Holding companies ve family	A	**1,342**	**0.27**	**1,208**	**0.27**
Other, including publicly traded shares	E	**121,440**	**24.28**	**109,296**	**24.28**
Total Paid in Share Capital		**500,000**	**100.00**	**450,000**	**100.00**

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheet as of June 30, 2005 and December 31, 2004 consists of the following:

	June 30, 2005	December 31, 2004
Issued share capital	**348,382**	348,382
Statutory inflation adjustment which were not offset	**1,153**	16,681
Total	**349,535**	365,063

In 2004, the Group has net-off from share capital accounts, the balancing figure amounting to YTL 616,602 which was accounted under prior year losses account as of December 31, 2003. As of December 31, 2004, except for the inflation adjustment on paid-in share capital amounting to YTL 348,382, there is YTL 16,681 of statutory inflation adjustment which were not off-set. In 2005, the Group has transferred YTL 15,528 from statutory inflation adjustment which were not offset, to paid-in share capital account.

(Currency – Thousands of New Turkish Liras (YTL))

27-28. LEGAL RESERVES – RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

The public companies distribute dividends in accordance with the CMB regulations, which can be summarised as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet, in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, unappropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

Starting from January 1, 2004, the Companies which are preparing their financial statements in accordance with IFRS are required to distribute profits at 30%. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 30% of the profit available for distribution. Companies subject to regulations of CMB cannot distribute dividend at an amount higher than the distributable profit in their statutory financial statements prepared in accordance with Turkish Tax Procedural Code and Commercial Code.

According to the decisions taken at the Board of Directors Meeting held on March 30, 2005, and the General Assembly meeting held on April 15, 2005, the Company has distributed cash dividend from 2004 profit amounting to YTL 30,000.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of June 30, 2005 and December 31, 2004 is as follows:

	June 30, 2005					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	1,328	1,782	42,532	68,761	-	70,543
Trade receivables (including due from related parties)	2,830	3,796	127,807	206,625	-	210,421
Other current assets	2,139	2,869	1,321	2,136	-	5,005
Total YTL equivalent of foreign currency assets		**8,447**		**277,522**	**-**	**285,969**
Bank borrowings	17	23	118,088	190,912	-	190,935
Trade payables (including due to related parties)	171	230	196,466	317,628	5	317,863
Advances taken and other liabilities	22	28	9,246	14,949	-	14,977
Total YTL equivalent of foreign currency liabilities		**281**		**523,489**	**5**	**523,775**
Net foreign currency position					**-**	**(237,806)(*)**

	December 31, 2004					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	11,191	15,019	60,581	110,670	-	125,689
Trade receivables (including due from related parties)	2,530	3,396	133,485	243,851	-	247,247
Other current assets	5	7	225	411	-	418
Total YTL equivalent of foreign currency assets		18,422		354,932	-	373,354
Short-term bank borrowings	-	-	132,905	242,790	-	242,790
Trade payables (including due to related parties)	-	-	149,224	272,603	-	272,603
Advances taken and other liabilities	44	59	9,172	16,755	-	16,814
Total YTL equivalent of foreign currency liabilities		59		532,148	-	532,207
Net foreign currency position		**18,363**		**(177,216)**	**-**	**(158,853)(*)**

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat. Accordingly, net foreign currency exposure of the Group as of June 30, 2005, is YTL 46,871(foreign currency liabilities position). ((December 31, 2004 – YTL 83,937) (foreign currency asset position)).

(Currency – Thousands of New Turkish Liras (YTL))

30. INVESTMENT ENCOURAGEMENT CERTIFICATES

Investment Grants

The Group has obtained investment encouragement certificates in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported,

ii) Investment allowances of 200% on the approved capital expenditures and investments,

iii) 100%VAT exemption on the local capital expenditures.

The amount of investment allowances used in 2005 is YTL 87,599 (December 31, 2004 – YTL 79,778) and as of June 30, 2005 the amount of unused investment allowances is YTL 1,263,396 (December 31, 2004 – YTL 1,271,823).

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of June 30, 2005 the total amount of outstanding legal claims brought against the Group is YTL 1,940 (December 31, 2004 – YTL 2,042). The Group has reflected a reserve amounting to YTL 425 (December 31, 2004 – YTL 425) in the consolidated financial statements for such legal suits against the Group.

Bank Letters of Guarrantee

The breakdown of letters of guarrantee given by the Group as of June 30, 2005 and December 31, 2004 is as follows:

		June 30, 2005	December 31, 2004
a) Letters of guarrantee given to banks, customs and suppliers:	YTL	-	4
	USD$	**100,000**	100,000
	EURO	**5,000,000**	5,193,040
b) Letters of guarrantee given for short-term and long-term bank borrowings :	YTL	**31,748**	16,886
c) Other :	YTL	**2,143**	620

Export Commitments

The Company has three export incentive certificates, accordingly the Company has export commitments of USD 1,580 million to be realized before the maturity date of these certificates (December 31, 2004 – 3 export incentive certificates- USD 1,580 million). As of June 30, 2005, USD 1,305 million of the commitment is realized for the two export incentive certificates which brings USD 1,305 million of commitment. For the investment incentive certificate which necessitates USD 562 million of exports, the company has realized USD 286 million of exports (December 31, 2004 – USD 1,223 million in total).

As of June 30, 2005, the unused letters of credit opened for raw material purchases amounts to EURO 4,396,650 (December 31, 2004 – EURO 2,278,090) and the unused letters of credit opened for fixed asset purchases amounts to EURO 701,000 (December 31, 2004 – Euro 34,000).

(Currency – Thousands of New Turkish Liras (YTL))

32. MERGERS AND AQUISITIONS

None.

33. SEGMENT REPORTING

None.

34. SUBSEQUENT EVENTS

None.

35. DISCONTINUING OPERATIONS

None.

36. OPERATIONAL INCOME

a) Net Sales

Net sales of the Group for the three months period ended June 30, 2005 and 2004 is as follows:

	June 30, 2005	June 30, 2004
Export sales	**580,342**	598,428
Domestic sales	**684,056**	826,700
Total	**1,264,398**	1,425,128

b) Other income from operational activities

	June 30, 2005	June 30, 2004
Income from direct material sales	**12,532**	5,234
Income from mould sales	**5,052**	16,816
Income from scrap sales	**6,497**	6,045
Packaging income	**4,409**	3,882
Other	**2,977**	3,606
Total	**31,467**	35,583

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

c) Cost of Sales

	June 30, 2005	June 30, 2004
Direct material expense	**892,496**	966,504
Direct labor expense	**29,070**	27,091
Depreciation expense	**58,704**	75,789
Other production expenses	**49,577**	46,631
Total cost of production	**1,029,847**	1,116,015
Change in work-in-process	**4,300**	10,974
Beginning work-in-process	**20,228**	49,319
Ending work-in-process	**(15,928)**	(38,345)
Change in finished goods	**(18,576)**	(27,355)
Beginning finished goods	**12,373**	22,520
Ending finished goods	**(30,949)**	(49,875)
Cost of merchandise sold	**118,026**	158,430
Cost of other sales	**12,343**	5,877
Total	**1,145,940**	1,263,941

d) Production and Sales Quantities

	Production		Sales	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Doblo	**55,836**	53,528	**48,876**	52,644
Albea	**13,299**	12,790	**11,758**	12,165
Palio – Palio Van	**7,550**	9,912	**7,290**	9,443
CKD demonte	**4,944**	2,688	**4,944**	2,688
Bird series	**924**	1,589	**869**	1,237
Marea	**609**	3,499	**762**	3,472
Ducato	-	-	**1,174**	1,514
Punto	-	-	**626**	2,153
Alfa Romeo	-	-	**416**	860
Idea	-	-	**365**	-
Panda	-	-	**323**	545
Stilo	-	-	**359**	861
Strada	-	-	**393**	-
Transit	-	-		
Total	**83,162**	84,006	**78,155**	87,582

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES

	June 30, 2005	June 30, 2004
Selling and marketing expense	**73,458**	82,416
General and administrative expense	**47,364**	42,044
Research and development expense	**6,267**	6,790
Total	**127,089**	131,250

a) Selling and Marketing Expense

	June 30, 2005	June 30, 2004
Warranty expenses	**18,873**	23,262
Personnel expenses	**12,345**	10,261
Royalty expenses	**10,379**	11,929
Advertisement expenses	**8,578**	9,341
Shipment and insurance expenses	**7,446**	11,840
Packaging expenses	**2,787**	3,418
Other selling and marketing expenses	**13,050**	12,365
Total	**73,458**	82,416

b) General and Administrative Expense

	June 30, 2005	June 30, 2004
Personnel expenses	**13,636**	12,643
Depreciation and amortization expenses	**16,615**	10,251
Other general and administrative expenses	**17,113**	19,150
Total	**47,364**	42,044

c) Depreciation and Amortization Expense

	June 30, 2005	June 30, 2004
Cost of production	**58,704**	75,789
Research and development expenses	**16,615**	10,251
General and administrative expenses	**844**	888
Total	**76,163**	86,928

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

d) Personnel Expense and Avarage Number of Employees

	June 30, 2005	June 30, 2004
Wages and salaries	**82,223**	81,393
Labor expenses charged by subcontractors	**19,413**	19,815
Other social expenses	**5,004**	5,216
Total	**106,640**	106,424

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income and Gains

	June 30, 2005	June 30, 2004
Gain on sale of fixed assets	**36,781**	-
R&D incentive premiums	**3,077**	17
Dividend income	**800**	2,145
Rent income	**692**	712
Others	**4,100**	4,066
	45,450	6,940

b) Other Operating Expense and Losses

As of the six months period ended June 30, 2005, the Company have other operating expenses of YTL 30 (March 31, 2004 – YTL 17).

39. FINANCIAL INCOME / EXPENSE

	June 30, 2005	June 30, 2004
Financial Income		
Foreign exchange gain	**54,461**	14,552
Interest income	**35,479**	45,273
Other financial income	**984**	230
Total financial income	**90,924**	60,055
Financial Expense		
Foreign exchange loss	**(52,566)**	(44,055)
Interest expense	**(8,863)**	(18,680)
Total financial expense	**(61,429)**	(62,734)
Financial income/(expense), net	**29,495**	(2,680)

(Currency – Thousands of New Turkish Liras (YTL))

40. NET MONETARY GAIN / LOSS

Due to the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred in 2005.

41. TAXATION

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkey.

In Turkey, the corporation tax rate for the fiscal year effective from January 1, 2005 is 30% (December 31, 2004 - 33%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid until the end of the fourth month. The tax legislation provides for a temporary tax of 30% (December 31, 2004 - 33%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. As of June 30, 2005, the accumulated statutory tax loss carry forward of KFK amounted to YTL 26,148 (2003 - YTL 28,317 in historical terms).

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 6,000 and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19.8% (withholding tax) unless they are converted to new type at companies' will. Investment allowances can be carried forward indefinitely.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

As of the six months period ended June 30, 2005 and the year ended December 31, 2004, the analysis of the tax expense in the income statement is as follows:

	June 30, 2005	December 31, 2004
Current tax	**(17,130)**	(15,416)
Deferred tax income	**(201)**	21,370
	(17,331)	5,954

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of June 30, 2005 and December 31, 2004 are as follows:

	June 30, 2005	December 31, 2004
Net income before provision for taxes	**97,751**	27,743
Income tax charge at 30% (2004-33%)	**(29,325)**	(9,155)
Effect of investment allowances – current period invetsments without certificate	**325**	1,001
Effect of change in tax rates	**-**	(3,063)
Effect of unused investment allowances	**8,075**	23,501
Non-taxable income	**9,923**	2,758
Effect of restatement of certain non-monetary items and others	**(6,626)**	(8,822)
Allowance for deferred tax asset of KFK	**597**	(266)
Amount reflected in the income statement	**(17,331)**	5,954

42. EARNINGS PER SHARE

Earnings / loss per share is determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned. Earnings per share as of June 30, 2005 and June 30, 2004 is Yeni Kuruş 0.16 and Yeni Kuruş 0.13, respectively.

(Currency – Thousands of New Turkish Liras (YTL))

43. CASH FLOW STATEMENT

	June 30, 2005	June 30, 2004
Cash flows from operating activities		
Net loss before monetary gain and provision for taxes	**97,751**	73,287
Reconciliation between net income before monetary loss and taxation and cash generated from operating activities		
Depreciation and amortization	**76,163**	86,927
Interest expense	**8,863**	18,680
Provision for employment termination benefits	**7,662**	4,476
Gain / (Loss) on sale of property, plant and equipment	**(36,781)**	4
Warranty provision, net	**18,873**	23,262
Operating income before working capital changes	**172,531**	206,636
Net working capital changes in-		
Trade receivables and due from related parties	**(45,831)**	(208,198)
Inventories	**(2,235)**	(133,139)
Other current/non current assets and other receivables	**2,440**	(15,298)
Trade payables and due to related parties	**95,350**	182,509
Other current liabilities	**36,121**	29,406
Other long term liabilities	**(23)**	(36)
Employment termination benefits paid	**(635)**	(604)
Warranty payments	**(9,506)**	(7,252)
Net cash provided by operating activities	**248,212**	54,024
Cash flows from investing activities		
Investment securities	**(21,712)**	(15,770)
Dividend paid	**(30,000)**	-
Purchase of property, plant, equipment and intangibles	**(23,655)**	(13,163)
Proceeds from sale of property, plant and equipment	**37,502**	54
Net cash used in investing activities	(37,865)	(28,879)
Cash flows from financing activities		
Net change in financial liabilities	**(42,272)**	(32,178)
Net cash used in financing activities	(42,272)	(32,178)
Monetary loss on cash and cash equivalents	**-**	(15,022)
Net change in cash and cash equivalents	**168,075**	(22,055)
Cash and cash equivalents at the beginning of the year	**279,409**	298,314
Cash and cash equivalents at the end of the year	**447,484**	276,259

(Currency – Thousands of New Turkish Liras (YTL))

44. STATEMENT OF CHANGES IN EQUITY

As of June 30, 2005 and 2004 shareholders' equity movement is as follows:

	Share Capital	Share Premium	Legal Reserves	Extraordinary Reserves	Revaluation surplus of financial assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative gain on the hedging	Accumulated Profits	Net Income for the Period	Total Shareholders' Equity
December 31, 2003	450,000	31	2,878	22,762	-	1,033,874	17,963	(701,693)	7,211	833,026
Transfers	-	-	-	-	-		-	7,211	(7,211)	-
Gain on the hedging	-	-	-	-	-		10,797		-	10,797
Net profit for the period	-	-	-	-	-		-		67,382	67,382
June 30, 2004	450,000	31	2,878	22,762	-	1,033,874	28,760	(694,482)	67,382	911,205
December 31, 2004	**450,000**	**-**	**-**	**-**	**-**	**365,063**	**39,095**	**-**	**33,697**	**887,855**
Transfers	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**33,697**	**(33,697)**	**-**
Gain on the hedging	**-**	**-**	**-**	**-**	**-**	**-**	**24,472**		**-**	**24,472**
Dividend payment	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(30,000)**	**-**	**(30,000)**
Revaluation surplus of financial assets	**-**	**-**	**-**	**-**	**23,769**	**-**	**-**	**-**	**-**	**23,769**
Net profit for the period	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**80,420**	**80,420**
Transfers to share capital	**50,000**					**(15,528)**		**(2,840)**	**(31,632)**	**-**
June 30, 2005	**500,000**	**-**	**-**	**-**	**23,769**	**349,535**	**63,567**	**857**	**48,788**	**986,516**

45. OTHER MATTERS THAT SIGNIFICANTLY AFFECT FINANCIAL STATEMENTS OR ARE NECESSARY FOR OPENNESS, INTERPRETABILITY AND CLEARNESS OF THE FINANCIAL STATEMENTS

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the financial statements. The accounting principles used in the preparation of the financial statements differ materially from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the financial statements are not intended to present the Company's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.